Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit

(in thousands, except per unit data)

	2015	2014

Net loss	$(2,192)	$(6,193)

Class A Unitholders	x	x
(ownership percentage)	100%	100%

Net loss allocable to Class A Unitholders	$(2,192)	$(6,193)

Class A Units outstanding	11,100	11,100

Net loss per Class A Unit	$(0.21)	$(0.56)